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January 22, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	M. Hughes Bates
Kayla Roberts

Re:	Santander Drive Auto Receivables LLC
Amendment No. 3 to Registration Statement on Form SF-3
Filed January 5, 2016
File No. 333-206684

Ladies and Gentlemen:

On behalf of Santander Drive Auto Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated January 19, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 4 to the captioned Registration Statement on Form SF-3. For your convenience, an electronic copy of this letter is being delivered to you, together with a copy of Amendment No. 4, which has been marked to show the changes from the Registration Statement as filed on January 5, 2016, as well as a clean copy of Amendment No. 4.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the clean copies of Amendment No. 4.) Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Form of Prospectus

The Transfer Agreements and the Administration Agreement – Requests to Repurchase and Dispute Resolution, page 93

1.

We note your response and prospectus revisions in response to prior comment 3 and reissue in part. In particular, we note your disclosure on pages 93-94 stating that “[a]n investor also will be entitled to refer to dispute resolution a dispute related to any receivable that the asset representations reviewer did not review as well as any receivable that the asset representations reviewer reviewed and found to have failed a

Mayer Brown LLP operates in combination with other Mayer Brown entities (the “Mayer Brown Practices”), which have offices in North America,

Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

January 22, 2016

test.” This language appears to still foreclose an investor from invoking its rights under the dispute resolution provision with respect to a receivable that has been subject to an asset representations review and for which the reviewer determined that no tests were failed. As previously stated, the Commission intended the dispute resolution requirement to be separate and distinct from the other shelf eligibility requirements and an asset representations reviewer’s findings with respect to a receivable should not foreclose an investor from exercising its right to initiate dispute resolution, including where an asset review shows no tests failed for the receivable. Among other things, this will permit an investor to dispute the asset representations reviewer’s findings or the sufficiency of the asset representations reviewer’s tests. Accordingly, please revise your prospectus disclosure where appropriate to clarify that an investor will be permitted to refer a disputed repurchase request to dispute resolution even where the asset that is the subject of that repurchase request was previously subject to an asset representations review and for which the asset representations reviewer determined that no tests were failed. Please also make conforming changes throughout your transactions documents as necessary.

Response

We have revised the disclosure on page 94 of the prospectus and the correlated provisions in the transaction agreements to make clear that an investor can invoke its rights under the dispute resolution provision with respect to any receivable, including any receivable that the asset representations reviewer did not review, any receivable that the asset representations reviewer reviewed and found to have failed a test and any receivable that the asset representations reviewer reviewed and determined that no tests were failed.

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If you have any specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela Ulum, at (312)701-7776. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum Angela M. Ulum

cc:	John Ruckdaschel, Santander Consumer USA
Jeb Ebbot, Santander Consumer USA